 EXHIBIT 3.1

CERTIFICATE OF AMENDMENT TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
SILGAN HOLDINGS INC.
PURSUANT TO SECTION 242 OF THE GENERAL CORPORATION LAW
OF THE STATE OF DELAWARE

Silgan Holdings Inc., a corporation organized and existing under and by virtue of the laws of the State of Delaware, hereby certifies that:

1.           The name of the corporation is Silgan Holdings Inc. (the “Corporation”).

2.           The second sentence of Paragraph A of Article SIXTH of the Corporation’s Amended and Restated Certificate of Incorporation is hereby amended by deleting such sentence in its entirety and replacing it with the following sentence:

Subject to any voting rights that may be conferred upon the holders of any series of the Preferred Stock established by the Board of Directors of the Corporation pursuant to authority herein provided, and except as otherwise provided herein or by law, the affirmative vote of the holders of not less than a majority of the votes cast by the holders of shares of Common Stock shall be required for the approval of any matter to come before the stockholders of the Corporation.

3.           The foregoing amendment to the Corporation’s Amended and Restated Certificate of Incorporation was duly adopted by the Board of Directors and stockholders of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, SILGAN HOLDINGS INC. has caused this Certificate of Amendment to be executed in its corporate name by its Senior Vice President on the 7th day of June, 2010.

SILGAN HOLDINGS INC.

By:	/s/ Frank W. Hogan, III
Name: Frank W. Hogan, III
Title: Senior Vice President, General Counsel and Secretary